UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

U.S. Energy Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

911805307

(CUSIP Number)

John A. Weinzierl

1616 S Voss Rd, Suite 530

Houston, Texas 77057

(832) 856-6580

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911805307	Schedule 13D/A	Page 2 of 16

1.	Name of Reporting Person John A. Weinzierl
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
	7.	Sole Voting Power 417,826 shares (1)
Number of Shares Beneficially	8.	Shared Voting Power 7,978,458 shares (2)
Owned by Each Reporting Person With	9.	Sole Dispositive Power 417,826 shares (1)
	10.	Shared Dispositive Power 7,978,458 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,396,284 shares (1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 31.0%*
14.	Type of Reporting Person IN

(1) Includes restricted stock shares subject to time-based vesting, including 48,913 shares of common stock which vest on July 5, 2024 and 120,000 shares of common stock which vest at the rate of ½ of such shares on each of June 2, 2024 and 2025, subject to Mr. Weinzierl’s continued service to the Issuer.

(2) In his capacity as Managing Member of Katla Energy Holdings LLC (“Katla”) and as Trustee of the John Alfred Weinzierl 2020 Trust, u/t/a November 10, 2020 (the “Trust”), Mr. Weinzierl may be deemed to beneficially own the shares of Common Stock held by Katla and the Trust, as discussed below.

(3) Does not include shares of Common Stock held by either the Separately Filing Group Members (as defined below in Item 2).

* Based on information provided by the Issuer as of April 9, 2024, reflecting 27,065,645 shares of Common Stock of the Issuer outstanding as of such date.

CUSIP No. 911805307	Schedule 13D/A	Page 3 of 16

1.	Name of Reporting Person Katla Energy Holdings LLC
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Texas
	7.	Sole Voting Power 0 shares
Number of Shares Beneficially	8.	Shared Voting Power 4,853,565 shares
Owned by Each Reporting Person With	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 4,853,565 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,853,565 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 17.9%*
14.	Type of Reporting Person OO

(1) Does not include shares of Common Stock held by either the Separately Filing Group Members (as defined below in Item 2).

* Based on information provided by the Issuer as of April 9, 2024, reflecting 27,065,645 shares of Common Stock of the Issuer outstanding as of such date.

CUSIP No. 911805307	Schedule 13D/A	Page 4 of 16

1.	Name of Reporting Person John Alfred Weinzierl 2020 Trust, u/t/a November 10, 2020
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Texas
	7.	Sole Voting Power 0 shares
Number of Shares Beneficially	8.	Shared Voting Power 3,124,893 shares (1)
Owned by Each Reporting Person With	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,124,893 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,124,893 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 11.5%*
14.	Type of Reporting Person OO

(1) Does not include shares of Common Stock held by either the Separately Filing Group Members (as defined below in Item 2).

* Based on information provided by the Issuer as of April 9, 2024, reflecting 27,065,645 shares of Common Stock of the Issuer outstanding as of such date.

CUSIP No. 911805307	Schedule 13D/A	Page 5 of 16

1.	Name of Reporting Person Lubbock Energy Partners LLC
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Texas
	7.	Sole Voting Power -0- shares (1)
Number of Shares Beneficially	8.	Shared Voting Power -0- shares (1)
Owned by Each Reporting Person With	9.	Sole Dispositive Power -0- shares (1)
	10.	Shared Dispositive Power -0- shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0- shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person OO

(1) Does not include shares of Common Stock held by either the Separately Filing Group Members (as defined below in Item 2). Additionally, Lubbock may exercise certain contractual rights under the Nominating and Voting Agreement defined below.

CUSIP No. 911805307	Schedule 13D/A	Page 6 of 16

1.	Name of Reporting Person Wallis T. Marsh
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
	7.	Sole Voting Power 0 shares (1)
Number of Shares Beneficially	8.	Shared Voting Power 0 shares
Owned by Each Reporting Person With	9.	Sole Dispositive Power 0 shares (1)
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person IN

(1) Does not include shares of Common Stock held by either the Separately Filing Group Members (as defined below in Item 2). Additionally, Mr. Marsh may exercise certain contractual rights under the Nominating and Voting Agreement defined below.

CUSIP No. 911805307	Schedule 13D/A	Page 7 of 16

1.	Name of Reporting Person WDM GP, LLC
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Texas
	7.	Sole Voting Power 0 shares
Number of Shares Beneficially	8.	Shared Voting Power 0 shares
Owned by Each Reporting Person With	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person OO

CUSIP No. 911805307	Schedule 13D/A	Page 8 of 16

1.	Name of Reporting Person WDM Family Partnership, LP
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Texas
	7.	Sole Voting Power 0 shares
Number of Shares Beneficially	8.	Shared Voting Power 0 shares
Owned by Each Reporting Person With	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person OO

CUSIP No. 911805307	Schedule 13D/A	Page 9 of 16

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2022, by John A. Weinzierl, Wallis T. Marsh and Lubbock Energy Partners LLC, which was amended by a Schedule 13D filed with the Commission on August 5, 2022 (“Amendment No. 1”, and the Schedule 13D as amended by Amendment No. 1, the “Schedule 13D”), by John A. Weinzierl, Katla Energy Holdings LLC, Lubbock Energy Partners LLC, Wallis T. Marsh, WDM Family Partnership, LP and WDM GP, LLC.

As a result of WDM Family Partnership, LP’s disposition of all of its shares of the Issuer’s Common Stock prior to the filing of the Amendment, WDM Family Partnership, LP and WDM GP, LLC, after this filing, are no longer considered part of the reporting group, and will no longer be Reporting Persons moving forward for the purposes of this Schedule 13D.

Other capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 1. Security and Issuer

This Statement relates to the common stock, $0.01 par value per share (the “Common Stock”), of U.S. Energy Corp., a Delaware corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 1616 S. Voss Rd., Suite 725, Houston, Texas, 77057.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) This Schedule 13D is being filed by John A. Weinzierl, an individual, Katla Energy Holdings LLC, a Texas limited liability company (“Katla”), the John Alfred Weinzierl 2020 Trust, u/t/a November 10, 2020 (the “Trust”), Lubbock Energy Partners LLC, a Texas limited liability company (“Lubbock”), Wallis T. Marsh, an individual, WDM GP, LLC, a Texas limited liability company (“WDM GP”), WDM Family Partnership, LP, a Texas limited partnership (“WDMFP” and together with Mr. Weinzierl, Katla, the Trust, Lubbock, Mr. Marsh, WDM GP and WDMFP, the “Reporting Persons”). Mr. Weinzierl is the Chief Executive Officer and a Manager of Lubbock and therefore may be deemed to beneficially own (and have shared voting and dispositive power over) the shares of Common Stock previously held by Lubbock and Lubbock’s rights under the Nominating and Voting Agreement (as described in this Schedule 13D). Mr. Marsh is the Manager of Lubbock and therefore may be deemed to beneficially own (and have shared voting and dispositive power over) the shares of Common Stock previously held by Lubbock and Lubbock’s rights under the Nominating and Voting Agreement (as described in this Schedule 13D). Following a distribution of all of the shares of Common Stock by Lubbock on July 19, 2022, Lubbock no longer owns any shares of Common Stock; however, Lubbock continues to have certain nominating rights under a Nominating and Voting Agreement (as described herein) by virtue of its affiliates continuing to own more than 5% of the Issuer’s outstanding shares of Common Stock, which rights it may exercise on behalf of its affiliates (including Mr. Weinzierl and Mr. Marsh).

Mr. Weinzierl is the sole member and Managing Member of Katla and therefore may be deemed to beneficially own (and have shared voting and dispositive power over) the shares of Common Stock held by Katla.

Mr. Weinzierl is the Trustee of the Trust and therefore may be deemed to beneficially own (and have shared voting and dispositive power over) the shares of Common Stock held by the Trust.

Mr. Marsh is the sole Manager of WDM GP, and therefore may be deemed to beneficially own (and have shared voting and dispositive power over) the shares of Common Stock held by WDM GP and WDMFP. WDM GP is the non-economic general partner of WDMFP, and therefore may be deemed to beneficially own (and have shared voting and dispositive power over) the shares of Common Stock held by WDMFP.

CUSIP No. 911805307	Schedule 13D/A	Page 10 of 16

Messrs. Weinzierl and Marsh do not have any shared dispositive power with respect to shares beneficially owned by them. But to the extent Lubbock continues to have certain rights under the Nominating and Voting Agreement based on the aggregate shares of Common Stock beneficially owned by Messrs. Weinzierl and Marsh as affiliates, Messrs. Weinzierl and Marsh may cause Lubbock to exercise combined voting power with respect to the nomination of directors pursuant to the Nominating and Voting Agreement.

(b) The principal business address of the Reporting Persons is 1616 S Voss Rd, Suite 530, Houston, Texas 77057.

(c) The principal business of Lubbock is the acquisition, development, management and disposition of oil and gas properties and assets. The principal occupation of Mr. Weinzierl is an owner and executive of operating and capital financing companies in the oil and gas industry. The principal business of the Trust is the management of trust assets. The principal occupation of Mr. Marsh is an owner and executive of operating and capital financing companies in the oil and gas industry. Mr. Weinzierl also serves as Chairman of the Board of Directors of the Issuer.

The principal business of Katla is acquisition, management and disposition of energy-related investments. The principal business of WDM GP is serving as general partner of WDMFP, and the principal business of WDMFP is family office investments, including the acquisition, management and disposition of oil and gas interests.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Weinzierl is a citizen of the United States. Mr. Marsh is a citizen of the United States. Katla is a Texas limited liability company. The Trust is a trust formed under the laws of the State of Texas. Lubbock is a Texas limited liability company. WDM GP is a Texas limited liability company. WDMFP is a Texas limited partnership.

As discussed under Item 4 hereof, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Reporting Persons and the following persons (the “Separately Filing Group Members”):

●	Joshua L. Batchelor (“Batchelor”);
●	Benjamin A. Stamets (“Stamets”);
●	Sage Road Capital, LLC (“Sage Road”);
●	Banner Oil & Gas, LLC (“Banner”);
●	Woodford Petroleum, LLC (“Woodford”);
●	Llano Energy LLC (“Llano”);
●	Duane H. King (“King”);
●	King Oil & Gas Company, Inc. (“King Oil”);
●	Lee Hightower (“Hightower”); and
●	Synergy Offshore LLC (“Synergy”).

Mr. Weinzierl was also previously the indirect owner of 33-1/3% of the outstanding membership interests of Synergy, but which entity, and which shares held by such entity, he did not have voting or dispositive control over and which shares he therefore was not deemed to beneficially own and were not previously included in his beneficial ownership as disclosed throughout this Schedule 13D. On July 20, 2022, Synergy distributed all of the shares of Common Stock owned by Synergy to its members, including 1,781,651 shares of Common Stock to Katla.

CUSIP No. 911805307	Schedule 13D/A	Page 11 of 16

It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Exchange Act addressing their respective statuses as members of a “group” with the Reporting Persons.

The Reporting Persons do not assume responsibility for the information contained in such Schedule 13Ds filed by the Separately Filing Group Members, except to the extent such information has been provided by the Reporting Persons. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by the Separately Filing Group Members.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended to add each of the following paragraphs below:

On January 5, 2023, the Issuer granted Mr. Weinzierl 97,826 shares of restricted Common Stock, which vested to Mr. Weinzierl at the rate of ½ of such shares on each of July 5, 2023 and January 5, 2024.

On March 19, 2024, the Issuer granted Mr. Weinzierl 120,000 shares of restricted Common Stock which vest to Mr. Weinzierl at the rate of ½ of such shares on each of June 2, 2024 and January 2, 2025, subject to Mr. Weinzierl’s continued service with the Company.

On April 8, 2024, John A. Weinzierl, Trustee of the Trust, and WDMFP, entered into a Property Exchange Agreement (the “Exchange Agreement”). Pursuant to the Exchange Agreement, and effective on April 8, 2024, the Trust exchanged a 33% membership interest in Kona Legacy I, LLC, a Texas limited liability company, for 3,124,893 shares of Common Stock of the Issuer held by WDMFP. Consequently, WDMFP does not beneficially own any shares of Common Stock as of the date of this Amendment.

* * * * *

On January 5, 2022 (the “Closing Date”), the Company closed the acquisitions (the “Closing”) contemplated by those certain three separate Purchase and Sale Agreements (as amended to date, the “Purchase Agreements”), previously entered into by the Company on October 4, 2021, with each of (a) Lubbock; (b) Banner Oil & Gas, LLC, Woodford Petroleum, LLC and Llano Energy LLC (collectively, “Banner”), and (c) Synergy (Synergy, collectively with Lubbock and Banner, the “Sellers”). Lubbock is beneficially owned by Mr. John A. Weinzierl (the Company’s Chairman) and Mr. Wallis T. Marsh, due to their status as Chief Executive Officer and Manager, and Manager, respectively, of Lubbock. Synergy may be deemed to be beneficially owned by Mr. Duane H. King (one of the Company’s Directors) and Mr. Lee Hightower due to their status as Chief Executive Officer and Manager and President and Manager, respectively, of Synergy, and as a result of their respective ownership and positions as Managers and Officers of the limited liability company that owns 100% of the membership interests of Synergy.

Also on January 4, 2022, the Company and each of the Sellers entered into a Nominating and Voting Agreement.

On and effective on September 16, 2022, the Company, each of the Sellers, and King Oil, which entity is controlled by Duane H. King, its President and one of the Company’s directors, WDMFP, which entity is controlled by Wallis T. Marsh, its President, and Katla, which entity is controlled by John A. Weinzierl, its Chief Executive Officer and the Company’s Chairman, entered into an Amended and Restated Nominating and Voting Agreement (the “Nominating and Voting Agreement”). The entry into the Nominating and Voting Agreement followed the distribution of certain shares of common stock originally issued to the Sellers upon the Closing, including the transfer (a) on July 20, 2022, by Synergy of an aggregate of 6,546,384 shares of common stock of the Company which it held to: King Oil (2,027,399 shares); Katla (1,781,651 shares) and certain other parties; and (b) on July 19, 2022, by Lubbock of 6,568,828 shares of common stock of the Company which it then held to: Katla (3,071,914 shares); WDMFP (3,071,914 shares) and certain other parties (the “Transfers”).

CUSIP No. 911805307	Schedule 13D/A	Page 12 of 16

The Nominating and Voting Agreement amended and restated the prior Nominating and Voting Agreement to include King Oil, WDMFP and Katla as voting parties thereunder (each a “Voting Party”) and clarify the Company’s change in domicile from Wyoming to Delaware. The Nominating and Voting Agreement was entered into to better reflect the original intent of the parties to the Nominating and Voting Agreement, that the voting obligations of the Sellers as set forth therein would also become obligations of any affiliates of the Seller which received shares of common stock in any distribution of shares by any Sellers.

The Nominating and Voting Agreement provides that each of Lubbock, Synergy and Banner (each a “Nominating Party”) has the right to designate for nomination to the Board two nominees (for so long as such Nominating Party (and its affiliates) beneficially owns at least 15% of the Company’s outstanding common stock) and one nominee (for so long as such Nominating Party (and its affiliates) beneficially owns at least 5% of the Company’s common stock), for appointment at any stockholder meeting or via any consent to action without meeting of the stockholders of the Company. The Nominating and Voting Agreement also requires the Board to include such nominees in the slate of directors up for appointment at each meeting of stockholders where directors will be appointed, and take other actions to ensure that such persons are elected to the Board by the stockholders of the Company.

The Nominating and Voting Agreement also provides that for the purposes of calculating the percentage ownership of common stock beneficially held by each Nominating Party, shares of common stock may only be counted once, and may only be deemed beneficially owned by at a maximum, by one Nominating Party and that further, in the event any shares of common stock are beneficially owned (as determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (“Rule 13d-3”) by more than one Nominating Party, such affected Nominating Parties shall apportion beneficial ownership for the purposes of the Nominating and Voting Agreement equitably, in good faith, and promptly advise the Company and the other Nominating Parties of such agreed allocations.

Additionally, the Nominating and Voting Agreement provides that, for purposes of the Transfers, the parties agreed that the 4,853,565 shares of common stock distributed by Synergy and Lubbock to Katla (collectively, the “Katla Energy Shares”) would be allocated (a) 36.7% to Synergy; and (b) 63.3% to Lubbock, solely for the purposes of the calculations relating to the Nominating and Voting Agreement and the determination of Nominating Party status and that in the event that Katla shall thereafter distribute, sell, or transfer, any of the Katla Energy Shares, such remaining shares of common stock held by Katla would continue to be allocated, for the purposes of the Nominating and Voting Agreement and the determination of Nominating Party status, pursuant to the same allocation; provided that if Katla shall thereafter acquire any additional shares of common stock, such shares shall be apportioned at the time of acquisition equitably by the control persons of Katla to the appropriate Nominating Party, in each case notwithstanding the fact that such Katla Energy Shares, shall consistent with the requirements of Rule 13d-3, be deemed beneficially owned by John A. Weinzierl, its Chief Executive Officer, who has voting and dispositive control over such shares, for the purposes of Rule 13d-3.

Pursuant to the Nominating and Voting Agreement, if any Nominating Party’s Seller Nominated Party ceases for any reason to serve on the Board, such Seller Nominated Party will be provided the right to appoint another person to the Board, who shall be appointed to the Board pursuant to the power to fill vacancies given to the Board without a stockholder vote, by the Bylaws of the Company.

Notwithstanding the above, no person is required to be included as a nominee for election or appointment to the Board in the event such person is a Disqualified Person. A “Disqualified Person” is a person for whom the Board reasonably determines that the nomination, election or appointment of, or retention of such person on the Board, as applicable, would (a) violate the listing rules of Nasdaq or the rules and regulations of the SEC, (b) due to such person’s past, affiliations or otherwise, negatively affect the reputation of the Company, negatively affect the Company’s ability to complete future transactions, or disqualify the Company from undertaking any offering under applicable securities laws, or (c) violate the fiduciary duties that the Board owes to the Company or its stockholders; provided, however, that if the Board reasonably determines that any person is unfit for service on the Board for the reasons set forth above, then the applicable Nominating Party is entitled to designate an alternative or replacement person.

Further notwithstanding the above, the non-Nominating Party directors and Nominating Party directors are required to be apportioned between ‘independent’ and non-’independent’ directors as required by the rules of Nasdaq such that the Company continues in compliance with applicable Nasdaq rules.

CUSIP No. 911805307	Schedule 13D/A	Page 13 of 16

Each Seller Nominated Person is entitled to the same expense reimbursement and advancement, exculpation, indemnification and insurance in connection with his or her role as a director as the other members of the Board, as well as reimbursement for documented, reasonable out-of-pocket expenses incurred in attending meetings of the Board or any committee of the Board of which such Seller Nominated Person is a member, if any, in each case to the same extent as the other members of the Board. We also agreed to continue to maintain directors’ and officers’ liability insurance coverage with respect to each Seller Nominated Person’s service on the Board for a period of at least six years after each such Seller Nominated Person’s service on the Board has concluded.

At all times when Lubbock holds at least 5% of the Company’s outstanding common stock and its appointee is John A. Weinzierl, each Seller is required to instruct its appointee on the Board to vote in favor of appointing Mr. Weinzierl as Chairman of the Board.

During the term of the Nominating and Voting Agreement, each Seller and each Voting Party, agreed to vote all securities of the Company which they hold in any manner as may be necessary to nominate and elect (and, if applicable, maintain in office) as a member of the Company’s Board, each of the Seller Nominated Persons and further to not remove any Seller Nominated Persons, unless such person is a Disqualified Person.

The Nominating and Voting Agreement continues in effect until the earlier of (a) the date mutually agreed by each of the Sellers; and (b) the date that no Seller owns at least 5% of the outstanding shares of common stock of the Company; subject to certain rights and obligations which survive termination. Once a Seller’s ownership drops below 5% of the Company’s outstanding common stock, it no longer has any right to nominate any person under the Nominating and Voting Agreement, even if such Seller’s ownership increases above 5% of the Company’s common stock in the future. Each Voting Party ceases to be bound by the terms of the Nominating and Voting Agreement at such time as the Voting Party no longer holds any shares of common stock of the Company.

Item 4. Purpose of the Transaction

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions (including gifts) or otherwise.

Except as may occur in the ordinary course of business of the Company and as discussed below, the Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

CUSIP No. 911805307	Schedule 13D/A	Page 14 of 16

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above (except as discussed below).

The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into a plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by them, in any manner permitted by law.

Additionally, Mr. Weinzierl, in his capacity as Chairman of the Board of the Company, may from time to time, become aware of, initiate, and/or be involved in discussions that relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations. Mr. Weinzierl also engages in discussions with management, directors and other stockholders of the Issuer that have in the past included, and in the future are expected to include, transactions with affiliates of the Reporting Person or their respective affiliates, which own or control interests in other assets that may be deemed of interest to the Company. These discussions include informal, exploratory discussions as well as asset evaluations and discussions regarding potential structuring matters associated with potential transactions as part of determining their feasibility for any proposal or plan by the Company or such Reporting Persons. Any such transactions would depend on various factors including, without limitation, the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, as well as alternative opportunities available to the Reporting Persons with respect to assets owned or controlled by the Reporting Persons or their affiliates.

Following the distribution of shares of Common Stock by Lubbock on July 19, 2022, Messrs. Weinzierl and Marsh do not have any shared dispositive power with respect to shares beneficially owned by the other person. But to the extent Lubbock continues to have certain rights under the Nominating and Voting Agreement based on the aggregate shares of Common Stock beneficially owned by Messrs. Weinzierl and Marsh as affiliates, Messrs. Weinzierl and Marsh may cause Lubbock to exercise combined voting power with respect to the nomination of directors pursuant to the Nominating and Voting Agreement.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information provided in Items 3 and 4 of this Schedule 13D is incorporated by reference herein.

(a) and (b) The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

Item 3 of this Schedule 13D, which identifies the Reporting Persons and the Separately Filing Group Members and discloses the voting provisions of the Nominating and Voting Agreement, is incorporated herein by this reference thereto.

CUSIP No. 911805307	Schedule 13D/A	Page 15 of 16

Due to the terms of the Nominating and Voting Agreement, the Reporting Persons and Separately Filing Group Members may be deemed a group for the purposes of Section 13(d)(3) of the Exchange Act. The security interests reported in this Schedule 13D do not include security interests owned by the Separately Filing Group Members. The Separately Filing Group Members may file separate Schedule 13Ds reporting beneficial ownership of shares of Common Stock. The Reporting Persons assume no responsibility for the information contained in such Schedule 13Ds or any amendment thereto.

The percentages of beneficial ownership disclosed in this Schedule 13D are based on an aggregate of 27,065,645 shares of Common Stock outstanding as of April 9, 2024, based on information furnished by the Issuer.

(c) Except for their acquisitions and dispositions of shares of Common Stock disclosed in Item 3 of this Schedule 13D, none of the Reporting Persons have effected any transactions in the Common Stock during the past 60 days.

(d) Except as stated in this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer reported by this Schedule 13D.

(e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 3 is incorporated by reference herein in its entirety.

None other than those agreements and understandings discussed above, and the standard form of Restricted Stock Award agreements evidencing the grant of Restricted Stock shares to Mr. Weinzierl.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit No.	Description

1.

Purchase and Sale Agreement between Lubbock Energy Partners LLC, as seller, and U.S. Energy Corp., as purchaser, dated as of October 4, 2021 (Filed as Exhibit 2.1 to the Current Report on Form 8-K (File No. 000-06814) filed by the Issuer with the Securities and Exchange Commission on October 6, 2021, and incorporated by reference herein)

2.

First Amendment to Purchase and Sale Agreements between Lubbock Energy Partners LLC; Banner Oil & Gas, LLC, Woodford Petroleum, LLC and Llano Energy LLC; Synergy Offshore, LLC, and U.S. Energy Corp., dated as of October 25, 2021(Filed as Exhibit 2.4 to the Current Report on Form 8-K (File No. 000-06814) filed by the Issuer with the Securities and Exchange Commission on October 27, 2021, and incorporated by reference herein)

3.

Registration Rights Agreement dated January 5, 2022, by and between U.S. Energy Corp., Banner Oil & Gas, LLC, Woodford Petroleum, LLC, Llano Energy LLC, Lubbock Energy Partners LLC and Synergy Offshore LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 000-06814), filed with the SEC on January 10, 2022).

4.

Nominating and Voting Agreement dated January 5, 2022, by and between U.S. Energy Corp., Banner Oil & Gas, LLC, Woodford Petroleum, LLC, Llano Energy LLC, Lubbock Energy Partners LLC and Synergy Offshore LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 000-06814), filed with the SEC on January 10, 2022).

5.	Joint Filing Agreement of the Reporting Persons dated April 10, 2024

6.

Form of U.S. Energy Corp. Notice of Restricted Stock Grant and Restricted Stock Grant Agreement (2021 Equity Incentive Plan)(non-executive director awards – January 2022) (incorporated by reference to Exhibit 10.13 to the Issuer’s Current Report on Form 8-K/A (File No. 000-06814), filed with the SEC on January 21, 2022).

7.

U.S. Energy Corp. Form of Restricted Stock Grant Agreement (2022 Equity Incentive Plan) (filed on September 2, 2022, as Exhibit 4.3 to the Company’s Registration on Form S-8 and incorporated herein by reference (File No. 333-267267).)

8.	Property Exchange Agreement dated April 8, 2024, by and between John A. Weinzierl, Trustee of the John Alfred Weinzierl 2020 Trust, u/t/a November 10, 2020 and WDM Family Partnership, LP (attached hereto).

CUSIP No. 911805307	Schedule 13D/A	Page 16 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 2024

/s/ John A. Weinzierl
John A. Weinzierl

April 10, 2024

Katla Energy Holdings LLC /s/ John A. Weinzierl
John A. Weinzierl Managing Member

April 10, 2024

Lubbock Energy Partners, LLC

/s/ John A. Weinzierl
John A. Weinzierl

Chief Executive Officer

April 10, 2024

John Alfred Weinzierl 2020 Trust, u/t/a November 10, 2020

/s/ John A. Weinzierl
John A. Weinzierl

Trustee

April 10, 2024

/s/ Wallis T. Marsh
Wallis T. Marsh

April 10, 2024

WDM GP, LLC

/s/ Wallis T. Marsh
Wallis T. Marsh

Manager

April 10, 2024

WDM Family Partnership, LP

By: WDM GP, LLC, its general partner

/s/ Wallis T. Marsh
Wallis T. Marsh

Manager